SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Solmaz Altin
2	Reason for the notification
a)	Position/status	Regional CEO, Growth Markets, Health and Agency (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	45,860
		(ii)	Nil	65,597
d)	Aggregated information - Aggregated volume - Price	111,457 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Bulmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Global Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Deferred Bonus Plan by the Trustee

(iii)  Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the Trustee

(iv)  Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	12,826
		(ii)	Nil	28,551
		(iii)	Nil	16,760
		(iv)	Nil	44,297
d)	Aggregated information - Aggregated volume - Price	102,434 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Chia
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of  awards made in 2023 under the Prudential Restricted Share Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the Trustee

(iii)  Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	5,514
		(ii)	Nil	1,777
		(iii)	Nil	21,567
d)	Aggregated information - Aggregated volume - Price	28,858 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Global Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the Trustee

(iii)  Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	17,454
		(ii)	Nil	28,702
		(iii)	Nil	49,500
d)	Aggregated information - Aggregated volume - Price	95,656 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bill Maldonado
2	Reason for the notification
a)	Position/status	Chief Executive Officer Eastpring Investments Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Global Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the Trustee

(iii)  Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	1,277
		(ii)	Nil	9,080
		(iii)	Nil	10,218
d)	Aggregated information - Aggregated volume - Price	20,575 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Regional CEO, Singapore, Thailand, Vietnam and Partnership Distribution (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Global Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")

(ii)   Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Deferred Bonus Plan by the Trustee

(iii)  Acquisition of shares for nil consideration following the release of an award made in 2023 under the Prudential Global Long Term Incentive Plan by the Trustee

(iv)  Acquisition of shares for nil consideration following the release of an award made in 2024 under the Prudential Global Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	20,549
		(ii)	Nil	53,803
		(iii)	Nil	26,956
		(iv)	Nil	30,617
d)	Aggregated information - Aggregated volume - Price	131,925 N/A
e)	Date of the transactions	2025-03-26
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Solmaz Altin
2	Reason for the notification
a)	Position/status	Regional CEO, Growth Markets, Health and Agency (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	43,371
		(ii)	HKD 82.15	43,371
		(iii)	HKD 82.15	43,371
		(iv)	HKD 82.15	65,057
d)	Aggregated information - Aggregated volume - Price	195,170 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anette Bronder
2	Reason for the notification
a)	Position/status	Chief Technology & Operations Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	18,587
		(ii)	HKD 82.15	18,587
		(iii)	HKD 82.15	18,587
		(iv)	HKD 82.15	27,880
d)	Aggregated information - Aggregated volume - Price	83,641 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ben Bulmer
2	Reason for the notification
a)	Position/status	Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	42,922
		(ii)	HKD 82.15	42,922
		(iii)	HKD 82.15	42,922
		(iv)	HKD 82.15	64,383
d)	Aggregated information - Aggregated volume - Price	193,149 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Chia
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	20,098
		(ii)	HKD 82.15	20,098
		(iii)	HKD 82.15	20,098
		(iv)	HKD 82.15	30,147
d)	Aggregated information - Aggregated volume - Price	90,441 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)        Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)       Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)       Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	31,618
		(ii)	HKD 82.15	31,618
		(iii)	HKD 82.15	31,618
		(iv)	HKD 82.15	47,427
d)	Aggregated information - Aggregated volume - Price	142,281 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bill Maldonado
2	Reason for the notification
a)	Position/status	Chief Executive Officer Eastpring Investments Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)  Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)  Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	20,334
		(ii)	HKD 82.15	20,334
		(iii)	HKD 82.15	20,334
		(iv)	HKD 82.15	30,501
d)	Aggregated information - Aggregated volume - Price	91,503 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Angel Ng
2	Reason for the notification
a)	Position/status	Regional CEO, Greater China, Customer and Wealth (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	9,275
		(ii)	HKD 82.15	9,275
		(iii)	HKD 82.15	9,275
		(iv)	HKD 82.15	13,912
d)	Aggregated information - Aggregated volume - Price	41,737 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kenneth Rappold
2	Reason for the notification
a)	Position/status	Chief Strategy and Transformation Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)         Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)        Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)       Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)       Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	13,821
		(ii)	HKD 82.15	13,821
		(iii)	HKD 82.15	13,821
		(iv)	HKD 82.15	20,731
d)	Aggregated information - Aggregated volume - Price	62,194 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Regional CEO, Singapore, Thailand, Vietnam and Partnership Distribution (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2026

(ii)    Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2027

(iii)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028

(iv)   Receipt of an award under the Prudential Global Long Term Incentive Plan to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	31,799
		(ii)	HKD 82.15	31,799
		(iii)	HKD 82.15	31,799
		(iv)	HKD 82.15	47,699
d)	Aggregated information - Aggregated volume - Price	143,096 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anil Wadhwani
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Deferred Annual Incentive Plan to be released in March 2028

(ii)   Receipt of an award under the Prudential Long Term Incentive Plan 2023 to be released in March 2028 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 82.15	106,435
		(ii)	HKD 82.15	635,353
d)	Aggregated information - Aggregated volume - Price	741,788 HKD 82.15
e)	Date of the transactions	2025-03-27
f)	Place of the transactions	Hong Kong Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. Prudential's mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

https://www.prudentialplc.com/

Contact

Hannah Perera, Director, Group Reward and CHRO UK Group HR,  +44 (0)20 3977 9529

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 March 2025

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary